Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Unless the context otherwise requires, all references in this section to the “Company,” “Elong,” “Elong Power,” “we,” “us,” or “our” refer to Elong Power Holding Limited.

The following discussion and analysis of our financial condition and result of operations for the six months ended June 30, 2026 should be read together with our unaudited condensed consolidated financial statements and related notes. The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Please see the information set forth and incorporated by reference in the Company’s Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on April 20, 2026 under, “Cautionary Note Regarding Forward-Looking Statements” and under Item 3.D, “Risk Factors.”

Overview

Business Combination

Elong is an exempted company with limited liability incorporated under the laws of the Cayman Islands. We carry out our business in China primarily through our PRC Entities. See “— Corporate History and Structure.” Prior to March 2026, we were committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. In March 2026, we divested our battery-manufacturing subsidiary and transitioned to an asset-light business model focusing primarily on energy-storage system integration, while retaining our capabilities in research and development, sales and full-lifecycle services. Our core competitiveness lies in our R&D strength, technical iteration and system integration capabilities. We focus on selecting OEM partners with advanced AI-driven energy storage solutions and integrating high-precision battery management system (“BMS”) technologies into our product portfolio, thus allowing us to deliver reliable, high-performance products to our customers. Our solutions are designed to meet the needs of high-value energy storage applications, primarily targeting overseas residential storage, overseas commercial and industrial (“C&I”) storage, and China’s grid-side energy storage markets.

On November 21, 2024 (the “Closing Date”), Elong, TMT Acquisition Corp, a Cayman Islands exempted company and formerly a publicly-traded special purpose acquisition company (“TMT”), and Elong Power Inc., a Cayman Islands exempted company and formerly a wholly-owned subsidiary of Elong (“Merger Sub”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated February 29, 2024 (the “Business Combination Agreement”). The Business Combination was accomplished by way of the following transaction steps:

●	At the closing of the Business Combination (the “Closing”), Merger Sub merged with and into TMT (the “Merger”), with TMT continuing as the surviving entity and becoming a wholly owned subsidiary of Elong. At the effective time of the Merger (the “Effective Time”), (i) each ordinary share of TMT, par value $0.0001 per share (“TMT Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than TMT Excluded Shares and TMT Dissenting Shares (as each is defined below)) converted into one Class A ordinary share of Elong, par value $0.00001 per share (“Elong Class A Ordinary Share”), (ii) each right of TMT (“TMT Right”) issued and outstanding immediately prior to the Effective Time automatically converted in accordance with its terms into 2/10 of one TMT Ordinary Share, and then further converted into 2/10 of one Elong Class A Ordinary Share, and (iii) each unit of TMT, consisting of one TMT Ordinary Share and one TMT Right (“TMT Unit”), issued and outstanding immediately prior to the Effective Time automatically and mandatorily separated into its component parts and the TMT Ordinary Shares and TMT Rights included within such TMT Units automatically converted into Elong Class A Ordinary Shares as described above.

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●	Prior to the Closing, Elong effectuated a share surrender (with an effect identical to that of a reverse share split) of the Elong Class A Ordinary Shares and Class B ordinary shares of Elong, par value $0.00001 per share (“Elong Class B Ordinary Shares” and collectively with the Elong Class A Ordinary Shares the “Elong Ordinary Shares”), such that, immediately thereafter, Elong had 45,000,000 Elong Ordinary Shares, consisting of 39,222,563 Elong Class A Ordinary Shares and 5,777,437 Elong Class B ordinary shares of Elong, par value $0.00001 per share (“Elong Class B Ordinary Share”), issued and outstanding. All of the Elong Class B Ordinary Shares are held by Gracedan Co., Limited (the “Supporting Shareholder”). Because each Elong Class B Ordinary Share entitles the holder thereof to 50 votes on all matters subject to vote at general meetings of Elong, the Supporting Shareholder holds a majority of the total voting power of Elong following the Closing, as described herein.

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Concurrently with the Closing, Elong consummated the PIPE Financing (as defined below), pursuant to a subscription agreement entered into by Elong and an accredited investor (the “PIPE Investor”) prior to the Closing, which provided for the purchase by the PIPE Investor of $7,000,000 in Elong Class A Ordinary Shares (the “PIPE Financing”). The PIPE Investor, together with 2TM Holding LP, a Delaware limited partnership and sponsor of TMT (the “Sponsor”), and the representative of the underwriters of TMT’s initial public offering (the “Representative”), also entered into the Amended and Restated Registration Rights Agreement with Elong, pursuant to which the Sponsor, the Representative and the PIPE Investors have customary registration rights, including three sets of demand rights and piggy-back rights, with respect to the shares of Elong Class A Ordinary Shares held by such parties following the consummation of the Business Combination.

●

At the Closing, the Supporting Shareholder deposited 300,000 Elong Class B Ordinary Shares (the “Indemnification Shares”) with Continental as escrow agent (the “Escrow Agent”), which shall be held in escrow as security for the Supporting Shareholder’s indemnification obligations on behalf of Elong and be subject to surrender and forfeiture under the terms of Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent (the “Indemnification Escrow Agreement”).

●	After the Closing, the Supporting Shareholder will be entitled to receive up to 9,000,000 Elong Class A Ordinary Shares (the “Earnout Shares”) solely upon the achievement of certain financial targets during the fiscal years ended December 31, 2024 and 2025 or upon the completion by Elong of certain change in control transactions, in each case in accordance with the terms of the Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent covering the treatment and release of the Earnout Shares (the “Earnout Escrow Agreement”). The financial performance targets for fiscal year ended December 31, 2024 and 2025 were not achieved; accordingly, no Earnout Shares were released to the Supporting Shareholder as of December 31, 2025.

As a result of the Business Combination, TMT became a wholly owned subsidiary of Elong, the security holders of TMT immediately prior to the Effective Time became security holders of Elong, and Elong became a public company listed on the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”).

Recent Developments

Energy Storage Equipment Sales Agreement

On May 18, 2024, a subsidiary of Elong entered into an energy storage equipment sales agreement, which became effective on May 30, 2024, with Nengjian Henan Urban Construction Engineering Co. The contract amount is RMB480,000,000 (USD 67.6 million) including tax. The project was originally expected to be delivered in 2025 but was postponed due to the customer’s pending government approvals. As of June 30, 2026, based on ongoing coordination with the customer, delivery is now expected to commence in May 2027. The Company will continue to monitor the progress of the government approval process to ensure smooth execution of the project.

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Regain Compliance with Nasdaq Listing Rule 5250(c)(1)

On July 9, 2025 the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that, because the Company had not yet filed its annual report on Form 20-F for the fiscal year ended December 31, 2024, the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

The Company filed the annual report on Form 20-F for the fiscal year ended December 31, 2024 on September 22, 2025.

On September 23, 2025, the Company received a letter from Nasdaq notifying the Company that, based on the September 22, 2025 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

Increase of Share Capital

References to share and per share data of described in this subsection have not been adjusted to give effect to the December 2025 Share Consolidation, March 2026 Share Consolidation or the August 2026 Share Consolidation as described below.

At the annual general meeting of shareholders of the Company held on November 24, 2025, the shareholders approved that the Company’s authorized share capital be increased from US$50,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 4,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 1,000,000,000 class B ordinary shares of a par value of US$0.00001 each, to US$25,000,000 divided into 2,500,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 2,000,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 500,000,000,000 class B ordinary shares of a par value of US$0.00001 each, by the creation of additional 1,996,000,000,000 Class A Ordinary Shares and 499,000,000,000 Class B Ordinary Shares.

It was further approved and authorized, among others, that

(i) (A) one or more share consolidations of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of not less than two (2)-for-one (1) and not more than five-hundred (500)-for-one (1) aggregately, with the exact ratio to be set at a whole number within the aforementioned range and the exact date to be determined by the board of directors of the Company in its sole discretion within two years after the date of November 24, 2025 provided that the aggregate ratio shall not exceed five-hundred (500)-for-one (1) and that no fractional share shall arise from the share consolidations, and (B) any fractional shares resulting from the share consolidations be rounded up to the nearest whole Class A ordinary shares or Class B ordinary shares;

(ii) the Board do all other such acts and things as the Board considers necessary or desirable for the purposes of the share consolidations, including determining the consolidation range and the exact date of the share consolidations and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the share consolidations; and

(iii) the second amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association to reflect the share capital increase and the share consolidations, with effect from the effective date of the share capital increase and the share consolidations.

The December 2025 Share Consolidation

References to share and per share data of described in this subsection have not been adjusted to give effect to the March 2026 Share Consolidation or the August 2026 Share Consolidation as described below

According to the unanimous written resolutions of the Board passed on December 2, 2025, the share consolidation at the ratio of sixteen (16)-for-one (1) and the rounding up of any fractional shares resulting from the share consolidation to the nearest whole ordinary share to be effective on December 2, 2025 (the “December 2025 Share Consolidation”) were approved and took effect on December 2, 2025.

Upon the opening of the market on December 26, 2025, the Company’s Class A ordinary shares of a par value of US$0.00016 each began trading on the Nasdaq Global Market on a post-December 2025 Share Consolidation basis under the current symbol “ELPW”.

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The December 2025 Share Consolidation reduced the number of outstanding shares of the Company from approximately 61.3 million class A ordinary shares of a par value of US$0.00001 each and approximately 5.8 million class B ordinary shares of a par value of US$0.00001 each to approximately 3.8 million class A ordinary shares of a par value of US$0.00016 each and approximately 0.4 million Class B ordinary shares of a par value of US$0.00016 each, respectively. Every sixteen (16) outstanding class A ordinary shares or class B ordinary shares were combined into and automatically become one post- December 2025 Share Consolidation Class A Ordinary Share or Class B Ordinary Share, respectively. No fractional shares were issued in connection with the December 2025 Share Consolidation. Instead, the Company issued one full post-December 2025 Share Consolidation Class A Ordinary Share or Class B Ordinary Share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The par value of the Class A Ordinary Shares and Class B Ordinary Shares was increased in proportion to the ratio of the December 2025 Share Consolidation to $0.00016 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the December 2025 Share Consolidation to 125,000,000,000 Class A Ordinary Shares of a par value of US$0.00016 each and 31,250,000,000 Class B Ordinary Shares of a par value of US$0.00016 each.

In connection with the December 2025 Share Consolidation, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value, which became effective on December 2, 2025.

Unless specified otherwise, all references in this report to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the Share Consolidations.

Regain Compliance with Nasdaq Bid Price Requirement

On October 3, 2025, Elong received notification from Nasdaq notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1), because the closing bid price of the Company’s Class A Ordinary Shares was below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the Notification Date, until April 1, 2026, to regain compliance with the minimum bid price requirement.

On January 12, 2026, the Company received a letter from Nasdaq notifying the Company that the Staff has determined that for the last 10 consecutive business days, from December 26, 2025 to January 9, 2026, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and this matter has been closed.

The 2026 Underwritten Offerings

References to share and per share data of described in section have not been adjusted to give effect to the March 2026 Share Consolidation or the August 2026 Share Consolidation as described below.

Registered Offering Completed on February 3, 2026

On February 2, 2026, the Company entered into an underwriting agreement with Maxim Group LLC (“Maxim”), pursuant to which the Company agreed to sell to Maxim and Maxim agreed to purchase from the Company, on a firm commitment basis, 2,400,000 units, each consisting of one Class A ordinary share of the Company, par value $0.00016 per share, and one warrant to purchase one Class A ordinary share, at an offering price of $3.16 per unit, for aggregate gross proceeds to the Company of approximately $7.6 million, before deducting underwriting discount and expenses payable by the Company.

Registered Offering Completed on February 27, 2026

On February 26, 2026, the Company entered into another underwriting agreement with Maxim, pursuant to which the Company sold an aggregate 21,700,000 units on the same terms as in the offering completed on February 3, 2026, each consisting of one Class A ordinary share of the Company, par value $0.00016 per share, and one warrant to purchase one Class A ordinary share, at an offering price of $0.3231 per unit, for aggregate gross proceeds to the Company of approximately $7 million, before deducting underwriting discount and expenses payable by the Company.

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The 2026 Registered Offering

References to share and per share data of described in section have not been adjusted to give effect to the August 2026 Share Consolidation as described below.

Registered Offering Completed on May 18, 2026

On May 15, 2026, the Company entered into certain securities purchase agreements with the investors named therein, pursuant to which the Company sold an aggregate 1,631,250 of Class A ordinary shares, par value of US$0.0128 per share, 2,984,250 pre-funded warrants, each to purchase one Class A ordinary share at $0.001 per share (each, a “May 2026 Pre-Funded Warrant”), and 4,615,500 warrants, each to purchase one Class A ordinary share at an initial exercise price of $1.30 per share (each, a “May 2026 Common Warrant”), for gross proceeds of approximately $6 million, before deducting placement agent fees and expenses payable by the Company.

Registered Offering Completed on July 13, 2026

On July 10, 2026, the Company entered into certain securities purchase agreements with the investors named therein, pursuant to which the Company sold an aggregate 7,975,000 of Class A ordinary shares, par value of US$0.0128 per share, 8,525,000 pre-funded warrants, each to purchase one Class A ordinary share at $0.001 per share, and 16,500,000 warrants, each to purchase one Class A ordinary share at an initial exercise price of $0.40 per share, for gross proceeds of approximately $6.6 million, before deducting placement agent fees and expenses payable by the Company.

Registered Offering Completed on August 4, 2026

On August 3, 2026, the Company entered into certain securities purchase agreements with the investors named therein, pursuant to which the Company sold an aggregate 11,466,666 of Class A ordinary shares, par value of US$0.0128 per share and 11,466,666 warrants, each to purchase one Class A ordinary share at an initial exercise price of $0.12 per share (each, an “August 2026 Common Warrant”), for gross proceeds of approximately $1.38 million, before deducting placement agent fees and expenses payable by the Company.

Further Increase of Share Capital and Increase of the Voting Rights of Class B Ordinary Shares

References to share and per share data of described in this subsection have not been adjusted to give effect to the March 2026 Share Consolidation or the August 2026 Share Consolidation as described below.

At the extraordinary general meeting of shareholders of the Company held on January 6, 2026, the shareholders approved, among other things, that (i) the voting rights attached to each Class B Ordinary Share be increased from fifty (50) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company, (ii) the Company’s authorized share capital be increased from US$25,000,000 divided into 156,250,000,000 ordinary shares of a par value of US$0.00016 each, comprising 125,000,000,000 Class A Ordinary Shares of a par value of US$0.00016 each and 31,250,000,000 Class B Ordinary Shares of a par value of US$0.00016 each, to US$240,000,000 divided into 1,500,000,000,000 ordinary shares of a par value of US$0.00016 each, comprising 1,200,000,000,000 Class A Ordinary Shares of a par value of US$0.00016 each and 300,000,000,000 Class B Ordinary Shares of a par value of US$0.00016 each, (iii) a new round of share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares be implemented, at any one time or multiple times during a period of up to two years of the date of the meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations shall not be more than 4000:1, and the Board be authorized, at its absolute and sole discretion, to implement one or more share consolidations, and determine the exact consolidation ratio and effective date of each of such share consolidations, with any fractional shares rounding up to the nearest whole share, during a period of two years of the date of the meeting. It was further approved and authorized, among others, that the third amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association to reflect the share capital increase and the increase of voting rights of Class B Ordinary Shares, with immediate effect.

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The March 2026 Share Consolidation

References to share and per share data of described in this subsection have not been adjusted to give effect to the August 2026 Share Consolidation as described below.

As authorized by the resolutions of the shareholders of Elong passed on January 6, 2026, by way of the unanimous written resolutions of the Board passed on March 5, 2026, the Board implemented a share consolidation at the ratio of eighty (80)-for-one (1) to be effective on March 10, 2026 (the “March 2026 Share Consolidation”) and the rounding up of any fractional shares resulting from the March 2026 Share Consolidation to the nearest whole ordinary share; the Company subsequently announced a change of the effective date of the Reverse Split, which will take effect at the open of The Nasdaq Stock Market on March 12, 2026. The March 2026 Share Consolidation reduced the number of outstanding shares of the Company from approximately 113 million Class A ordinary shares of a par value of US$0.00016 each and approximately 361,090 Class B ordinary shares of a par value of US$0.00016 each to approximately 1.4 million Class A ordinary shares of a par value of US$0.0128 each and approximately 4,515 Class B ordinary shares of a par value of US$0.0128 each, respectively. The par value of the Class A ordinary shares and Class B ordinary shares will be increased in proportion to the ratio of the March 2026 Share Consolidation to $0.0128 per share and the number of authorized ordinary shares has been adjusted in proportion to the ratio of the March 2026 Share Consolidation to 15,000,000,000 Class A ordinary shares and 3,750,000,000 Class B ordinary shares.

Transfer to Nasdaq Capital Market and Regain Compliance of Market Value of Listed Securities and Market Value of Publicly Held Shares Requirements

On March 23, 2026, the Company submitted an application to the Nasdaq Stock Market LLC to transfer the listing of its Class A Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market, for strategic purposes. On March 30, 2026, the Nasdaq Listing Qualifications department approved the Company’s request to transfer the Company’s Class A Ordinary Shares from the Global Market to the Capital Market. The transfer took effect at the opening of business on April 1, 2026, without change to the current ticker symbol “ELPW” or CUSIP designation to the Company’s Class A Ordinary Shares.

Market Value of Listed Securities

On October 3, 2025, the Company received a letter from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Listed Securities was below the minimum of $50 million required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A). In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days from the notification date, or until April 1, 2026, to regain compliance.

On April 1, 2026, the Company received a letter from Nasdaq notifying the Company that the Staff has determined that, as the Company’s securities were transferred to the Capital Market, the Company has regained compliance with Listing Rule 5550(b)(1), and this matter has been closed.

Market Value of Publicly Held Shares

On the October 3, 2025, the Company also received a letter from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Publicly Held Shares was below the minimum of $15 million required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). In accordance with Nasdaq listing rule 5810(c)(3)(D), the Company has 180 calendar days from the notification date, or until April 1, 2026, to regain compliance.

On April 1, 2026, the Company received a letter from Nasdaq notifying the Company that the Staff has determined that, as the Company’s securities were transferred to the Capital Market, the Company has regained compliance with Listing Rule 5550(a)(5), and this matter has been closed.

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Disposition of Elong Power International Co., Limited

On March 17, 2026, Elong and Elong Power International Co., Limited (“Elong BVI”) entered into an Equity Transfer Agreement with a non-affiliated third party (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer 100% equity interest in Elong BVI, at a purchase price of $10,000. The sale of Elong BVI includes the sale of its subsidiaries, Elong Power (Hong Kong) International Limited, Elong Power (Ganzhou) Co., Ltd., Huizhou Jingyang Energy Technology Co., Ltd. (formerly known as Huizhou City Yipeng Energy Technology Co., Ltd), Ganzhou Zhangyang Energy Technology Co., Ltd. (formerly known as Ganzhou Yipeng Energy & Technology Co., Ltd.) and Zibo Jingyang New Energy Technology Co., Ltd. (formerly known as Zibo Yipeng Energy & Technology Co., Ltd.). The transaction closed on March 19, 2026.

The disposition of Elong BVI and its subsidiaries was mainly due to slowed growth and increased net loss in the sales of battery packs, battery cells, and battery spare parts and other such as sales of product waste and scraps. It is consistent with the Company’s strategic shift away from the battery cell sales. As part of its strategic realignment, the Company will continue to focus on the research and development, sales and service of energy storage systems to provide a foundation for long-term growth.

Issuance of Class B Ordinary Shares

In 2025, Jing Yang (Hong Kong) International Limited (formerly known as Elong Power (Hong Kong) International Limited) (“Jingyang HK”) borrowed RMB0.8 million ($117,076) from Ms. Xiaodan Liu (“Ms. Liu”), a director, the Chief Executive Officer and the Chairwoman of the Board of Elong, bearing interest at 8% per annum and payable on demand. On December 31, 2025, Jingyang HK transferred its debt of RMB0.8 million ($117,076) owed to Ms. Liu and related interest payable to the Company under the same terms (the “Loan”). The outstanding balance as of April 10, 2026 consists of $117,076 in principal and $9,230 in accrued and unpaid interest.

On April 8, 2026, the Company entered into a Partial Loan Settlement Agreement with Ms. Liu, and GRACEDAN CO., LIMITED, pursuant to which the Company agreed to issue 10,000 Class B ordinary shares of the Company, valued at $1.56 per share, the closing price of the Company’s Class A ordinary shares as of April 7, 2026, to GRACEDAN CO., LIMITED to settle $15,600 of the principal of the Loan owed. On April 13, 2026, the shares were issued to Ms. Liu.

In 2025, the Company borrowed $1,380,396 from Ms. Liu, to support its business operations, bearing interest at 8% per annum and payable on demand. As of June 23, 2026, the outstanding balance under this loan amounted to $33,000. On June 23, 2026, the Company entered into a debt settlement and mutual release agreement with Ms. Liu and GRACEDAN CO., LIMITED, pursuant to which the Company agreed to issue 33,881 Class B ordinary shares of the Company, valued at $0.974 per share, the closing price of the Company’s Class A ordinary shares as of June 22, 2026, to GRACEDAN CO., LIMITED to settle $33,000 of such payable with Ms. Liu. On June 24, 2026, the shares were issued to GRACEDAN CO., LIMITED.

On the same day, the Company entered into a securities purchase agreement with GRACEDAN CO., LIMITED, pursuant to which the Company agreed to issue and sell to GRACEDAN CO., LIMITED 66,119 Class B ordinary shares of the Company, valued at $0.974 per share, the closing price of the Company’s Class A ordinary shares as of June 22, 2026. On June 24, 2026, the shares were issued to GRACEDAN CO., LIMITED.

The shares were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

Change of Chief Financial Officer

On June 11, 2026, Wei Zou tendered his resignation as the Chief Financial Officer of the Company, effective June 11, 2026. Wei Zou’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On June 11, 2026, approved by the Board of Directors of the Company, Yue Liu was appointed as the Chief Financial Officer, effective June 11, 2026.

The August 2026 Share Consolidation

As authorized by the resolutions of the shareholders of Elong passed on January 6, 2026, by way of the unanimous written resolutions of the Board passed on July 31, 2026, the Board implemented a share consolidation at the ratio of forty-five (45)-for-one (1) to be effective on August 10, 2026 (the “August 2026 Share Consolidation”) and the rounding up of any fractional shares resulting from the August 2026 Share Consolidation to the nearest whole ordinary share. The August 2026 Share Consolidation reduced the number of outstanding shares of the Company from approximately 35 million Class A ordinary shares of a par value of US$0.0128 each and approximately 114,515 Class B ordinary shares of a par value of US$0.0128 each to approximately 0.78 million Class A ordinary shares of a par value of US$0.576 each and approximately 2,545 Class B ordinary shares of a par value of US$0.576 each, respectively. The par value of the Class A ordinary shares and Class B ordinary shares will be increased in proportion to the ratio of the August 2026 Share Consolidation to $0.576 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the August 2026 Share Consolidation to 333,333,333 class A ordinary shares and 83,333,333 class B ordinary shares.

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Adjustment to Exercise Price of the Warrants

Immediately prior to the effectiveness of the August 2026 Share Consolidation, the Company had (i) May 2026 Common Warrants to purchase up to 3,846,250 Class A Ordinary Shares, (ii) July 2026 Common Warrants to purchase up to 16,000,000 Class A Ordinary Shares, and (iii) August 2026 Common Warrants to purchase up to 11,466,666 Class A Ordinary Shares.

Immediately following the August 2026 Share Consolidation, the exercise price of the Warrants and the number of Class A Ordinary Shares issuable under the Warrants will be subject to proportionate adjustments pursuant to the ratio of forty-five (45)-for-one (1).

The exercise price will be further adjusted and reduced to the lowest volume-weighted average price (“VWAP”, and such lowest VWAP, the “Event Market Price”) during the period beginning five consecutive trading days immediately preceding, and ending five consecutive trading days immediately following, any future offerings (the “Share Combination Adjustment Period”), provided that, for purposes of calculating the Event Market Price, the VWAP for trading days prior to the closing of a future offering will be the VWAP as reported after giving proportional effect to the August 2026 Share Consolidation. The adjustment of the Exercise Price shall take effect beginning at the close of trading on the Nasdaq Capital Market on the first day of the Share Combination Adjustment Period and continuing each trading day thereafter until the close of trading on the Nasdaq Capital Market on the last day of the Share Combination Adjustment Period, effective at the close of trading on the Principal Market on each trading day during the Share Combination Adjustment Period. The number of Class A Ordinary Shares issuable under the Warrants will be increased such that the aggregate exercise price, after giving effect to the decrease in the exercise price, shall be equal to the aggregate exercise price in effect on the issuance date for the warrant shares then outstanding. As of the close of trading on August 13, 2026, the exercise price was adjusted to $4.34 per share and the number of warrant shares was adjusted to approximately 2,943,817 Class A Ordinary Shares.

Key Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the following factors.

Technology and Solutions

Following a strategic restructuring, Elong has transitioned to an asset-light, technology-driven business model. We have divested our non-core manufacturing assets and now leverage a flexible global supply chain through partnerships with original equipment manufacturers and original design manufacturers (collectively, “OEM/ODM partners”).

Our core competitiveness lies in our technical evaluation and integration capabilities. We focus on selecting OEM partners with advanced AI-driven energy storage solutions and integrating high-precision battery management system (“BMS”) technologies into our product portfolio. We do not develop these technologies ourselves but rely on our partners’ proven capabilities to deliver reliable, high-performance products to our customers. Our solutions are designed to meet the needs of high-value energy storage applications, primarily targeting overseas residential storage, overseas commercial and industrial (“C&I”) storage, and China’s grid-side energy storage markets.

Market Demand

Our revenue and profitability depend materially on market demand for lithium-ion battery energy storage systems. Global demand for lithium-ion battery energy storage continues to grow rapidly. Driven by energy transition and supportive policies across key markets including China, North America and Europe, large-scale grid-side and commercial & industrial (“C&I”) energy storage deployments continue to expand. Emerging use cases such as energy storage paired with AI computing infrastructure deliver meaningful incremental demand, while residential storage adoption is expanding across regions, creating a favorable multi-region, multi-application market dynamic. The Company is executing a strategic shift from high-power battery cell manufacturing to energy storage system integration and is actively building its project pipeline in both China and Europe.

According to the Electrical Energy Storage (EES) Report Europe H1 2026 published by EUPD Research in September 2026, projected new battery storage installations in Europe for 2026 will reach approximately 57 GWh, representing a 78% increase from 32 GWh in 2025, primarily driven by markets in Germany, Bulgaria, Italy, the United Kingdom and Spain. Domestically, per CNESA DataLink statistics, China’s newly commissioned new energy storage capacity reached 66.4 GW / 189.5 GWh in 2025, representing year-over-year growth of 52% in power capacity and 73% in energy capacity. Newly commissioned capacity in H1 2026 stood at 21.8 GW / 58.6 GWh. The Action Plan for the Large-Scale Development of New Energy Storage (2025–2027) jointly issued by China’s National Development and Reform Commission and National Energy Administration in August 2025 targets installed new energy storage capacity of no less than 180 GW nationwide by 2027, with projected direct project investment of approximately RMB 250 billion.

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While this robust market growth brings opportunities, the industry also faces longer-term pressures including raw material price volatility, cross-border trade barriers and competitive pressure from capacity expansion. That said, constrained supply of high-quality battery cells underpins a clear upward trend in industry sentiment, and this market expansion creates a favorable environment for industry participants.

Supply Capacity

Our growth depends on our ability to meet demand for our energy storage solutions through our global network of OEM/ODM partners. We actively manage our supply chain capabilities by aligning supply schedules with medium- and long-term market demand. We focus on strengthening supplier coordination to ensure product quality and on-time delivery, while simultaneously expanding our sales channels and customer base to support scalable growth.

Supply Chain and Cost Management

Our profitability is influenced by our ability to manage procurement costs from third-party suppliers, which are subject to market price fluctuations. We seek to mitigate cost pressures through strategic supplier negotiations, diversified sourcing arrangements, and appropriate pricing adjustments. As our sales volume increases, we anticipate improved cost efficiency driven by enhanced purchasing power and more favorable supply terms.

Regulatory Landscape

Elong’s business complies with PRC regulations on the new energy industry. Economic incentives for new energy storage equipment purchasers, tax credits for renewable energy projects, and penalties on automakers may affect market demand. As a battery distributor, our main environmental compliance focus is on product substance restrictions (such as bans on hazardous materials) and end-of-life battery recycling obligations. We rely on our suppliers to provide compliant products and monitor evolving recycling regulations.

Other Significant Factors

Our global operations are subject to risks arising from international trade policies, tariffs, and geopolitical tensions. Fluctuations in procurement costs, logistics availability, and foreign exchange rates may impact our supply chain efficiency and profitability. We actively monitor these factors and employ strategic sourcing and pricing adjustments to mitigate potential adverse effects.

Basis of Presentation

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

A subsidiary is an entity in which Elong directly controls 100% of the voting power and (a) has the power to appoint or remove the majority of the members of the board of directors (the “Subsidiary Board”), (b) to cast majority of votes at the meeting of the Subsidiary Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products and services are offered mutually. Considering the streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) which is the Chief Executive Officer continues to make decisions with regards to business operations and resource allocation based on evaluation of Elong as a whole. Accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC and all revenue are generated within the PRC, no geographical segments are presented.

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Key Components of Results of Operations

(a) Revenues

Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold. The Company is in the energy storage technology industry and generates its revenue primarily from the sales of energy storage system integration equipment and supporting accessories, as part of its asset-light business model focused on AI-driven energy storage solutions.

The Company provides a standard warranty on the products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products. The Company considers the standard warranty is not providing incremental service to customers rather than assurance to the quality of the products, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

(b) Cost of revenue

Cost of revenue includes the purchase cost of finished goods and accrued warranty expenses.

(c) Selling, general and administrative expenses

Selling expenses consist primarily of employee salaries and business promotion expenses.

General and administrative expenses consist primarily of employee salaries, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses.

(d) Other income (expenses)

Other income (expense) mainly consists of non-operational activities such as debt restructuring, investment income and other miscellaneous items.

Results of Operations

The following table sets forth, for the periods indicated, statements of income and loss data:

	For the six months ended June 30,		Change
	2026	2025	%
	Unaudited	Unaudited
Revenues	$2,899,110	$19,229	14977%
Cost of revenues	(2,890,116)	(17,306)	16600%
Gross Profit	8,994	1,923	368%
Selling expenses	(505)	(19,985)	(97)%
General and administrative expenses	(1,809,901)	(1,252,874)	44%
Total operating expense	(1,810,406)	(1,272,859)	42%
Operating loss	(1,801,412)	(1,270,936)	42%
Interest income	59,148	200	29474%
Interest expense	(206,698)	(22,899)	803%
Foreign currency exchange loss	(255,926)	(128,947)	98%
Share of profit from equity method investment	180	-	N/A
Fair value losses on short-term investments	(186,854)	-	N/A
Other income	281,267	-	N/A
Loss before income taxes	(2,110,295)	(1,422,582)	48%
Income tax expense	-	-	-
Net loss from continuing operations	$(2,110,295)	$(1,422,582)	48%
Net income (loss) from discontinued operations	22,604,402	(1,232,895)	(1933)%
Net income (loss)	20,494,107	(2,655,477)	(872)%

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Results of Operations – Six months ended June 30, 2026 Compared to Six months ended June 30, 2025

Revenues

We generated revenue of $2,899,110 for the six months ended June 30, 2026, representing an increase of $2,879,881, or 14977%, compared to $19,229 in the same period of 2025. This growth was primarily attributable to the significant ramp-up in sales of our energy storage system integration equipment and supporting accessories business. The percentage change is not meaningful for comparison due to the extremely low revenue base in the prior-year period.

For the six months ended June 30, 2026, the Company primarily engages in the sales of energy storage system integration equipment and supporting accessories. The Company has commenced new business operations and transitioned into a specialized developer and seller of lithium-battery energy storage systems since 2025. The Company is divesting non-core assets to adopt an asset-light model focused on AI-driven energy storage solutions, shifting from manufacturing to high-margin products and system integration.

The following table summarizes the breakdown of revenues by categories in US dollars:

	For the six months ended June 30,
	2026		2025		Change	Change
	Amount	%	Amount	%	Amount	%
Energy storage system integration equipment & supporting accessories	$2,899,110	100%	$19,229	100%	$2,879,881	14977%
Total revenue	$2,899,110	100%	$19,229	100%	$2,879,881	14977%

Cost of Revenues

	For the six months ended June 30,		Change
	2026	2025	Amount	%
Cost of revenues	$2,890,116	$17,306	$2,872,810	16600%
as a percentage of revenues	99.7%	90%		9.7%

Cost of revenues was $2,890,116 for the six months ended June 30, 2026, compared to $17,306 for the same period of 2025, an increase of $2,872,810 or 16600%, primarily aligned with the increase in revenue. The increase was mainly due to the commencement of the Company’s sales of energy storage system integration equipment and supporting accessories. For the six months ended June 30, 2026, which generated related product revenue during the period. The $2.89 million cost of revenue primarily represents the purchase cost of the goods associated with the sales generated during the period and accrued product warranty expenses.

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Gross Profit and Gross Margin

	For the six months ended June 30,		Change
	2026	2025	Amount	%
Gross Profit	$8,994	$1,923	$7,071	368%
Gross Margin	0.3%	10%		(9.7)%

The Company’s gross profit margin was 0.3% for the six months ended June 30, 2026, reflecting the gross profit from its sales of energy storage system integration equipment & supporting accessories.

Selling Expenses

	For the six months ended June 30,		Change
	2026	2025	Amount	%
Selling Expenses	$505	$19,985	$(19,480)	(97)%
as a percentage of revenues	0.02%	104%		(103.9)%

Selling expenses were $505 for the six months ended June 30, 2026, compared to $19,985 in the same period of 2025, primarily due to decrease of sales personnel’s salaries and travel expenses.

General and Administrative Expenses

	For the six months ended June 30,		Change
	2026	2025	Amount	%
General and Administrative Expenses	$1,809,901	$1,252,874	$557,027	44%
as a percentage of revenues	62%	6516%		(6453)%

General and administrative (G&A) expenses were $1,809,901 for the six months ended June 30, 2026, an increase of $557,027 compared to $1,252,874 in the same period of 2025. This was primarily due to an increase of $914,732 in consulting-related expenses and $126,468 rise in employee costs, partially offset by a $430,559 decrease in audit and legal service fees.

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Gain on disposal of subsidiaries

In March 2026, the Company completed the disposal of equity interests in Elong Power International Co., Limited and its subsidiaries to a non-affiliated third party for a purchase price of $10,000. The transaction generated a gain on disposal of $22,606,404.

Cash Flows Summary

The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities for the periods stated below:

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(7,050,826)	$(1,609,906)
Net cash used in investing activities	$(6,788,214)	$(62,254)
Net cash provided by financing activities	$19,423,178	$1,570,869

Cash Flows from Operating Activities

Net cash used in operating activities was $7,050,826 for the six months ended June 30, 2026, compared to $1,609,906 net cash used for the six months ended June 30, 2025. The negative cash flow for the six months ended June 30, 2026 was primarily due to i) gain on disposal of subsidiaries of $22,606,404, ii) increase in prepaid expenses and other current assets of $7,349,365, iii) decrease in contract liabilities of $1,791,605, iv) decrease in accounts and notes payable of $795,842, v) increase in amounts due from related parties of $128,072, vi) decrease in operating lease liability of $53,895 and vii) equity in earnings of equity method investee of $180, partially offset by i) increase in accrued expenses and other current liabilities of $4,106,253, ii) decrease in accounts receivable of $682,962, iii) unrealized gain on short-term investments of $186,854, iv) provision for warranty liability of $108,876.

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Net cash used in operating activities was $1,609,906 for the six months ended June 30, 2025. The negative cash flow for the six months ended June 30, 2025 was primarily due to i) net loss of $2,655,477, ii) increase in inventories of $38,474, iii) increase in accounts receivable of $276,816, iv) reversal for warranty liability of $153,845, v) decrease in product warranty liability of $38,229, vi) gain on disposals of property, plant and equipment of $66,138, vii) increase in prepaid expenses and other current assets of $28,014 and viii) gain from debt forgiveness of $7,218, partially offset by i) provision of obsolete inventory of $148,912, ii) amortization of operating and finance right-of-use assets of $820,287, iii) increase in accrued expenses and other current liabilities of $156,703, iv) increase in contract liabilities of $150,313, v) increase in amounts due to related parties of $140,972, vi) decrease in long-term accounts receivable of $99,183, vii) depreciation and amortization expense of $60,221, viii) increase in accounts and notes payable of $50,904, ix) provision for losses on accounts receivable of $23,132 and x) interest on lease liabilities of $3,678.

Cash Flows from Investing Activities

Net cash used in investing activities was $6,788,214 for the six months ended June 30, 2026, compared to $62,254 for the six months ended June 30, 2025. The negative cash flow from investing activities for the six months ended June 30, 2026 was mainly due to the $4,572,616 cash used in placement of long-term investments, the $4,132,849 cash used in placement of short-term investments and the $5,128 cash used in purchase of property, plant and equipment, partially offset by $2,045,400 of proceeds from disposal of short-term investments.

Net cash used in investing activities was $62,254 for the six months ended June 30, 2025. The negative cash flow from investing activities for the six months ended June 30, 2025 was mainly due to the $62,254 cash used in purchase of property, plant and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities was $19,423,178 for the six months ended June 30, 2026, compared to $1,570,869 net cash provided by financing activities for the six months ended June 30, 2025. The positive cash flow from financing activities for the six months ended June 30, 2026 was mainly the result of $18,328,919 of proceeds from issuance of common stock, $4,568,835 of proceeds from borrowings from related parties and $1,289,909 of proceeds from borrowings from third parties, offset by repayment of $2,189,134 to third party borrowings, $1,702,120 of offering costs and repayment of $873,231 to related party borrowings.

Net cash provided by financing activities was $1,570,869 for the six months ended June 30, 2025. The positive cash flow from financing activities for the six months ended June 30, 2025 was mainly the result of $1,280,093 of proceeds from borrowings from related parties and $322,045 of proceeds from borrowings from third parties, offset by repayment of $31,269 to third party borrowings.

The majority of the Company’s revenues and expenses were denominated primarily in Renminbi (“RMB”), the currency of the People’s Republic of China. There is no assurance that exchange rates between the RMB and the U.S. Dollar will remain stable.

Commitments And Contingencies

Our future capital requirements will depend on many factors, including, but not limited to funding inventory procurement and product sourcing and for general working capital. If the proceeds from the Business Combination are not sufficient to cover our planned expansions and our general working capital needs, we may need to raise additional capital. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses or technologies. We may need to seek additional equity or debt financing in order to meet these future capital requirements. Debt or preferred stock financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or issue additional preferred stock, and may contain other terms that are not favorable to us or our stockholders. Additional equity financing may result in substantial dilution to our existing stockholders. If we are unable to raise additional capital when desired, or on terms that are acceptable to us, we may have to delay product development and other initiatives and our business, financial condition and results of operations could be adversely affected.

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There are no material off-balance sheet arrangements other than those described below.

Lease Commitments

The total future minimum lease payments of property management fee and short-term lease under the non-cancellable operating lease with respect to the office as of June 30, 2026 are payable as follows:

Lease Commitments
Within 1 year	33,702
2-3 years	20,193
Total	$53,895

Contingencies

Legal proceedings

From time to time, the Company may become involved in litigation, claims, and proceedings. The Company evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated.

For detailed information, see Note 19, Commitments and Contingencies - (ii) Litigation, in the notes to the unaudited condensed consolidated financial statements as of June 30, 2026

Related Party Transactions

For detailed related party transactions incurred during the six months ended June 30, 2026 and 2025, please see Note 16, Related party balances and transactions, in the notes to the unaudited condensed consolidated financial statements as of June 30, 2026.

Off-Balance Sheet Arrangements

During the six months ended June 30, 2026 and 2025, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Holding Company Structure

The Company is a holding company with no material operations of its own. We conduct our business primarily through our single PRC subsidiary, a specialized developer and seller of AI-driven lithium-battery energy storage systems with an asset-light business model. As a result, our ability to pay dividends depends significantly upon dividends paid by this PRC subsidiary. Our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiary may allocate a portion of its after-tax profits to other discretionary funds at its discretion. These reserve and discretionary funds are not distributable as cash dividends. Furthermore, any remittance of dividends by our PRC subsidiary is subject to examination by banks designated by the State Administration of Foreign Exchange (“SAFE”). Given the Company’s accumulated deficit and the financial position as of June 30, 2026, our PRC subsidiary has not paid dividends and is not expected to be able to pay dividends in the foreseeable future. This is because it must first generate sufficient accumulated profits to offset prior losses and meet the requirements for statutory reserve funds before any distribution can be made.

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Inflation

According to the National Bureau of Statistics of China, the national consumer price index (CPI) rose by 1.0% year-over-year for the six months ended June 30, 2026. In June 2025, the CPI increased by 0.1% year-over-year. We have been materially affected by inflation in raw materials in the past, and we may be affected in the future by higher inflation rates in the PRC. For example, certain operating costs and expenses, such as employee compensation and raw material purchase prices, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of short-term investments, prepayments and other current assets, and long-term investments, high inflation could significantly reduce the fair value of these assets. We are not able to hedge our exposure to inflation risk in China.

Recent Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2-Significant Accounting Policy-(w) Recent accounting pronouncements not yet adopted to our unaudited condensed consolidated financial statements for the six months ended June 30, 2026 and 2025.

Critical Accounting Estimates

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for expected credit losses, fair value measurement for short-term investments, product warranty provision, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

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Revenues

From January 1, 2019, the Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

The core principle is that the Company recognizes revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled. This principle is centered on the transfer of control of the promised goods to the customer—revenue is recognized when the customer obtains control, rather than when the risks and rewards of ownership are transferred. Control refers to the ability to direct the use of the asset and obtain substantially all of the remaining benefits from it, including the ability to prevent other entities from directing its use or obtaining its benefits.

The Company primarily engages in the sales of energy storage system integration equipment and supporting accessories. The Company generates revenue from sales of such products through sales contracts including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company also identifies only one performance obligation in the contract, which is to deliver such products.

Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold.

The Company presents the contract in the unaudited condensed consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

The Company provides a standard warranty on its products, which is not sold separately and does not constitute a separate performance obligation. The warranty period generally ranges from one to eight years (or a minimum of 6,000 charge discharge cycles). The estimated warranty costs are accrued at the time revenue is recognized.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

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